UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

In March 2024, DNTW Toronto LLP (“DNTW”), the former registered public accounting firm of Jin Medical International Ltd. (the “Company”), issued a letter through its legal advisor to the Company, indicating that there was an unresolved disagreement between DNTW and the Company regarding the scope of audit procedures during the period from September 23, 2023 to February 25, 2024 when DNTW served as the auditor of the Company. DNTW advised that the unresolved disagreement mainly focused on the scope of audit procedures necessary for DNTW to complete its work and form an opinion on the Company’s September 30, 2023 financial statements. This disagreement remained unresolved to DNTW’s satisfaction as of the date hereof, which led to a dispute between the parties resulting in an impairment of DNTW’s independence under applicable professional standards and DNTW's resignation as the Company’s auditors. Additionally, there was a disagreement regarding the effective date of DNTW’s resignation, which DNTW believes was February 25, 2024 while the Company believes such effective date was February 26, 2024 instead.

The Company believes that DNTW could not reach an agreement with the Company on the time required for completion of certain audit procedures, which resulted in the disagreement on the scope of the audit procedures. The Company’s board of directors, audit committee and management discussed the disagreement internally and attempted to discuss the subject matter of this disagreement with DNTW but could not reach a consensus. As such, the disagreement remained unresolved to the date of DNTW’s resignation.

On March 1, 2024, the Company has authorized DNTW to fully respond to inquiries from the successor accountant regarding the subject matter of this disagreement.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from DNTW Toronto LLP , dated April 12, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

Date: April 12, 2024	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

By:	/s/ Ziqiang Wang
Ziqiang Wang
Chief Financial Officer

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